Exhibit 99.2

June 24, 2025

British Columbia Securities Commission

Alberta Securities Commission Manitoba

Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Financial and Consumer Services Division, Department of Justice and Public Safety, Prince Edward Island

Financial And Consumer Affairs Authority of Saskatchewan

Autorité des marchés financiers (Québec)

Dear Sirs/ Madams:

Re: Intermap Technologies Corporation (the “Company”)

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditors of the Company dated June 20, 2025 (“the Notice”) and, based on our knowledge of such information at this time, we agree with the statements made in the Notice pertaining to our firm. We advise that we have no basis to agree or disagree with the comments in the Notice relating to KPMG LLP.

Yours very truly,

Chartered Professional Accountants

Licensed Public Accountants

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